April 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Todd Schiffman

RE:	BankUnited Financial Corporation
Form 10-K for the fiscal year ended September 30, 2007
Form 10-Q for the quarterly period ended December 31, 2007
Schedule 14A
File No. 001-13921

Dear Mr. Schiffman:

This responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter, dated March 7, 2008, to Mr. Alfred R. Camner relating to the above referenced filings.

Set forth below are the comments contained in the Staff’s letter followed by the response of the Company. For purposes of identification, the Staff’s comments are presented in boldface.

Form 10-K for the fiscal year ended September 30, 2007

Business

Lending Activities, page 3

1. Please revise future filings to define your term of “specialty consumer mortgages” as it is used throughout your document.

We define “specialty consumer mortgages” as residential mortgage loans that are originated primarily through customer relationships at our neighborhood branch banking offices, compared to those originated through our wholesale residential mortgage loan production offices.

We will revise our future filings to set forth the definition of this term where it initially appears in appropriate sections of our filings, including Business, Residential Mortgage Lending; Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”); and notes to Financial Statements.

Regulation, page 7

2. It appears that you have significant operational difficulties, and have experienced a decline in your capital adequacy and liquidity. Describe any agreements or understandings, written or oral, with your regulatory agencies or their representatives. If you have been subject to any regulatory actions or have received any recommendations your financial regulators, please advise the staff regarding the nature of any recommendations made, any steps that you have taken to implement the requirements or recommendations of your regulators and management’s opinion as to the extent to which you have complied with the recommendations.

We do not have any agreements or understandings, written or oral, with our regulators, agencies or their representatives at the present time. We have not been subject to any regulatory actions or received any recommendations from our financial regulators.

Securities and Exchange Commission

April 11, 2008

Risk Factors, page 16

3. On page 19, you state that your payment option loans are re-amortized and the loan payments re-calculated at the earlier of (i) five years from inception of the loan; or (ii) when a loan balance has increased to 115% of the original loan. Further, you note that you anticipate that approximately $39 million of the payment option portfolio will reach the 115% level during fiscal year 2008. Please address the following regarding these disclosures, where appropriate in your document:

The projection of the amount of loans expected to reach 115% of the original loan amount was prepared for the first time in connection with the preparation and submission of the Form 10-K for the year ended September 30, 2007. Management based its projection on assumptions and computations which it believed to be reliable. Since that time, management has improved its calculations and accumulated more data, and currently estimates the amount of such loans to be approximately $103 million in the aggregate which is approximately 1% of the residential loan balance as of September 30, 2007. See the response to Comment 5.

The Company believes the information requested has been and continues to be immaterial relative to the size of the Company’s loan portfolio. However, should these items increase to a point where they are material to the Company, they will be discussed in the MD&A section of future filings.

•

Identify the range within the life of the loan at which your payment option loans typically reach the 115% level, discuss any trends the point at which the 115% level is reached over the years presented;

A tabular analysis of loans which have reached 115% of original loan balance is set forth below (dollars in thousands):

As of Number	Cumulative Number	Cumulative Amount
September 30, 2007	1	$377
December 31, 2007	1	$377
March 14, 2008 (most recent data available)	33	$9,843

As of both September 30, 2007 and December 31, 2007 the Company had one payment option loan (the same loan at both dates) with an outstanding balance of $377,000 that had reached the 115% level. The loan reached 115% of its original loan balance 42 months from inception. This loan is also included in the 33 loans at March 14, 2008.

Securities and Exchange Commission

April 11, 2008

As of March 14, 2008, 33 loans, with an aggregate outstanding balance of $9.8 million, had reached 115% of their original loan balance. The period from inception to the point at which the loans reached the 115% threshold ranged from 30 months to 51 months as indicated in the following chart:

Months until 115% of Original Balance	30-35	36-40	41-45	45+
Number of Loans	15	13	4	1

The limited number of loans that have reached the 115% level has not been sufficient to establish any clear trends.

The March 2008 data indicates an increase in loans reaching 115% of their original balance before five years. However, relative to the size of the Company’s payment option ARM and total ARM portfolio which totaled $7.6 billion at September 30, 2007, the levels remain immaterial.

•	In light of the current market conditions, more clearly discuss the point at which such loans can effectively be reamortized;

Contractual terms of our payment option loans limit the amount that the loan balance may increase to 115% of the original balance. At the earlier of five years or upon reaching the maximum level of negative amortization, the loan is required to be repaid on a fully amortizing basis over the remaining term. The Company commenced compiling information on payment option elections in October 2007. At December 31, 2007, 78.5% of our borrowers were electing a minimum payment option that generates negative amortization.

While this data is not sufficient to indicate whether a greater number of borrowers are electing the minimum payment option, as the current economic cycle continues we will monitor and analyze such data as collected.

•

Quantify the amount and number of loans with greater than a 100% loan-to-value (“LTV”) that were reamortized during the quarters ended September 30, 2007 and December 31, 2007 and identify any trends in this area and how you have evaluated such refinancings under your current underwriting standards;

None of the loans listed in the response to this comment set forth in the first bullet above had LTVs of 100% or more when reamortized at 115% of the original loan balance based upon the original appraisal. Loans that reach 115% of the original balance have a contractual reset as set forth in the original documents. Such loans are not considered refinancings and are not re-evaluated under current underwriting standards.

If and when we encounter loans which recast with an LTV of 100% or more at recast, based on the original appraisal, such information will be considered in establishing the general valuation allowance component of our allowance for loan losses (subject to consideration for disposition costs and mortgage insurance).

Securities and Exchange Commission

April 11, 2008

If the loan continues to perform as anticipated after being, recast no specific allowance is required; however, as detailed in the response to comment 16, loans which reach four missed payments and loans which become 180 days past due are evaluated based on an in-house automated valuation model (“AVM”). Collateral which is repossessed is evaluated against a new appraisal.

•

Discuss the extent that you have or expect to participate in the Hope Now Alliance, and how such participation has or will affect your results of operations, your portfolio, and your underwriting standards;

We have not participated to date in the Hope Now Alliance (the “Alliance”). It is our understanding that the Alliance was created to provide counseling to sub-prime customers. The Company is not a sub-prime lender; therefore, we do not expect to participate in the Hope Now Alliance.

•	Describe the extent to which mortgage insurance covers the full re-amortized loan at 115%; and

Loans that are fully re-amortized when they reach 115% of the original loan balance retain mortgage insurance coverage, if they were originated with mortgage insurance. Mortgage insurance is obtained for specific loans and is based on the terms of the loan insured. For each loan with mortgage insurance, the mortgage insurance policy covers a predetermined percentage (generally ranging from 12% to 35%) of the outstanding balance. The percentage of the outstanding balance of the recast loan that is covered is unchanged from the percentage covered at origination, although the dollar amount of the loan not covered by mortgage insurance may increase proportionately as a result of the higher loan balance.

•

If mortgage insurance does not cover the additional 15% of negative amortization, then clearly disclose the factors you consider in evaluating your ability to recover the full amount of the payment option loans.

Loans originated with mortgage insurance retain their coverage on a proportionate basis to the increasing outstanding principal balance as the loan balance increases due to negative amortization. Our loans are continuously monitored for payment performance and our loss mitigation strategies discussed in Comment 6, bullet 4 provide tools for evaluating our ability to recover the full amount of payment option loans. Also, since April 2006 the increase in the loan balance that may not be covered by mortgage insurance is considered in the original underwriting which anticipates that borrowers will elect minimum payments and that negative amortization will occur.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

4. Please revise future filings to address the following regarding your mortgage insurance arrangements:

We will discuss the items below in the MD&A section of future filings if material.

Securities and Exchange Commission

April 11, 2008

•	Please clearly identify the triggers for payment under the mortgage insurance arrangements for which you are the primary beneficiary;

The triggers for payment under the mortgage insurance for which we are the primary beneficiary are the foreclosure and repossession of the loan collateral, the filing of a claim for any loss on the sale of the property and acceptance by the insurer.

•	Please discuss the timing of the receipt of proceeds under these policies;

The Company’s experience has been that claim proceeds are generally received within 60 days of filing, except for claims that undergo additional review by the mortgage insurance companies may take up to 180 days before payment is received.

•	Tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary;

From May 1, 2007 through December 31, 2007, approximately 56 claims were filed with mortgage insurance carriers, of which 5 were declined. These 5 claims were declined based upon borrowers’ misrepresentations of information such as income, occupancy, employment or failure to disclose multiple mortgages. The Company did not compile detailed information on mortgage insurance claims prior to May 1, 2007 because the volume and amount was not material. Given the current economic environment and related market pressures, we expect that mortgage insurance companies may become more stringent in determining the amount of claims paid, and the length of time for a claim payment to be received by the Company may increase. Please see the Company’s responses to Comments 16 and 21 below.

•

Disclose what happens if the mortgage insurers do not pay as required under the insurance policy. For example, tell us whether you are still obligated, as the guarantor of the principal and interest of the securities, to cover any shortfall in cash flows to the trust due to the failure of the mortgage insurer to make the required payments under the policy;

If the mortgage insurer does not pay a claim related to a mortgage loan for a valid reason, we write off the recorded mortgage insurance receivable. However, if the rejection is not acceptable to the Company we pursue remedies to collect the unpaid amount from the insurer, which include referring such loans to attorneys where appropriate.

We respectfully submit that the question regarding securities is not applicable to the Company since during fiscal year 2007 and during the subsequent interim period ended December 31, 2007 the Company was not obligated as the guarantor of the principal interest on any mortgage-backed securities and therefore could not be required in any case to cover mortgage insurance short falls in cash due to the trust.

Securities and Exchange Commission

April 11, 2008

•

Expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade. For example, disclose whether any of the mortgage insurers provided a guarantee on any of your investment securities, and if so, how any downgrade in the insurer may impact the value of those securities; and

The structure of the Company’s business limits the potential ramifications of a potential downgrade of one of our mortgage insurance providers. For portfolio loans the Company’s ability to collect on insurance claims should not be affected by a downgrade of a mortgage insurer. The Company’s loan sale agreements do not require the repurchase of loans where there has been a downgrade of a mortgage insurance company. During fiscal year 2007 and the subsequent interim period ended December 31, 2007, the Company did not have insurance guarantees on any of the securities in its investment portfolio.

•	Clearly identify any concentrations of exposure you may have to individual monoline insurers. Quantify the amounts of such exposure.

As of September 30, 2007 and December 31, 2007, 19%, or $1.9 billion, of our residential loans were covered by mortgage insurance. Three insurance companies represented 81% of the total amount insured. The largest single concentration was 47% of the insurance amount which was insured by a diversified insurance company rated AA+ by S& P, the second largest concentration was 20% with a public insurance company rated AA, and the third largest was with a company rated AA. The ratings for each of these three insurance companies applied as of March 31, 2008. The remaining 19% of the amount insured was placed with four other mortgage insurance companies. Mortgage insurance covers from 12% to 35% of the unpaid balance of insured loans.

Loans, page 47

5. In light of your substantial investment and trends experienced in your payment option ARM loans, which give the borrowers the option to make monthly payments that are less than the interest actually accrued on the loan, please disclose the following in future filings:

We will discuss the items below in the MD&A section, under Loans and/or Asset Quality, in future filings if material.

•	Describe your policy for placing payment option ARM loans on non-accrual status, and discuss the impact of this policy on the nonperforming loan statistics disclosed;

We place residential loans on non-accrual status when four payments have been missed in accordance with Office of Thrift Supervision (“OTS”) guidelines. When a loan is placed on non-accrual status, we reverse all accrued and uncollected interest since the last payment received from the borrower. This policy is applicable for all residential mortgage loans, including payment option ARM loans. Because we have one uniform policy with regard to non-accrual status, we do not believe that there is any impact on the nonperforming loan statistics disclosed.

Securities and Exchange Commission

April 11, 2008

•	Disclose the amount of payment option loans classified as non-performing loans as of September 30, 2007 and September 30, 2006;

Total non-performing payment option loans as of September 30, 2007 and 2006 were as follows (dollars in thousands)

	September 30, 2007	September 30, 2006
Payment option non-performing loans	$149,749	$11,757
As a percentage of total one-to-four family residential loans, including loans held for sale (1)(3)	1.4%	0.1%
As a percentage of payment option loans (2)(3)	2.0%	0.2%

1.	Total balance of one-to-four family residential loans was $10,868,680 at September 30, 2007 and $9,671,455 at September 30, 2006; excludes deferred costs, unearned discounts, premiums and allowance for loan loss.
2.	At September 30, 2007 includes $6,682,670 of monthly payment option loans and $925,000 of Select-My-Payment loans and at September 30, 2006 includes $6,662,052 of monthly payment option loans.
3.	Payment option loans represented 70% and 69% of total one-to-four family residential loans, including loans held for sale, at September 30, 2007 and September 30, 2006, respectively.

This data, along with applicable explanatory notes, will be included in future filings in a table comparable to the presentation on page 54 of the 10-K for the year ended September 30, 2007.

•	Disclose the amount of accrued interest reversed during the year upon designation as a non-accrual loan;

Of a total of $8.1 million of accrued interest income reversed during the fiscal year ended September 30, 2007, $4.4 million, or 54% of that total, was reversed for payment option loans designated as non-accrual loans.

•

Disclose the approximate percentage of payment option ARM customers that select the minimum payment option instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;

The Company did not begin to compile information regarding payment option elections until the quarter ended December 31, 2007. As of December 31, 2007, approximately 78% of our payment option loan customers were electing to make the minimum payment.

•

Discuss any trends in the percentage of borrowers who have chosen a minimum payment option during the period instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;

Securities and Exchange Commission

April 11, 2008

In the months since the Company started to compile information regarding payment option elections approximately 78% of our payment option loan customers were electing to make the minimum payment.

•	Disclose the approximate amount of pay-option ARM loans that are expected to reset or for which the negative amortization cap will be reached in fiscal years 2009 and 2010;

We estimate that approximately $908 million of loans will reset in fiscal year 2009 and approximately $2.46 billion will reset in fiscal year 2010.

These estimates assume that monthly payments continue at the average payment amount over the life of the loan since inception, and that the MTA index continues to decline at a rate based upon our internal rate forecast model.

•	Disclose the approximate amount of pay-option ARM loans expected to reset or reach the negative amortization cap in each of the remaining quarters in fiscal 2008.

In the remaining quarters of fiscal 2008, we estimate that the following loan amounts will reset approximately as follows:

•	2nd Quarter of fiscal 2008 - $ 12.4 million

•	3rd Quarter of fiscal 2008 - $ 31.0 million

•	4th Quarter of fiscal 2008 - $ 59.8 million

These estimates assume that monthly payments continue at the average payment amount over the life of the loan since inception, and that the MTA index continues to decline at a rate based upon our internal rate forecast model.

•

Disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and

We apply loss mitigation strategies across our entire portfolio. These strategies can be initiated while loans are current, delinquent, or in foreclosure status. Our outreach programs include loss mitigation letters beginning from the time a loan becomes delinquent for two payments; specific calls to delinquent borrowers (before and after foreclosure actions are begun) by loss mitigation specialists; outside field calls where direct contact is attempted at the borrower’s residence to encourage the borrower to contact our team; and directions to the foreclosing law firms to keep the offer of loss mitigation available to the borrower. The addition of staff during the past three quarters and the further development of the Loss Mitigation department should have a positive impact in reducing the overall delinquency and non performing loans by using payment plans, letter agreements, short sales, deeds-in-lieu and modifications after reviewing each loan on a case by case basis. Scheduled technological improvements should also provide a higher rate of contact with delinquent borrowers.

Securities and Exchange Commission

April 11, 2008

These mitigation techniques are evaluated on a loan by loan basis and only employed where evaluations suggest the mitigation method is appropriate.

•	Describe how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

Loss mitigation strategies including modifying/refinancing borrowers to fully amortizing or interest only loans should not impact the aging of loans receivable because under such programs original maturity dates are maintained. It is expected that statistics regarding loan performance will be enhanced as these strategies are designed to enhance the likelihood that borrowers can make payments and keep their modified (or refinanced) loan performing.

6. Revise your allowance disclosures to more clearly describe how you take into account the additional risks associated with negative amortization loans when computing your allowance for loan losses. Accordingly, please address the following:

We will present the items below related to allowance disclosures in the MD&A section of future filings of the 10-Q and in Note 1 Summary of Accounting Policies, (e) Allowance for loan losses of future filings of the 10-K as applicable.

•

Where a borrower is deferring interest by paying less than the interest contractually owed on the loan, discuss what metrics you monitor on an ongoing basis to assess the borrower’s ability to make the increased payments upon reset;

Starting in February 2008, we commenced a program for identifying and reviewing loans expected to reach 115% of their original loan balance within the succeeding two quarters. These loans are evaluated by assessing credit reports to identify increases in late payments and incoming credit applications; reviewing current credit scores versus the score reported at origination; reviewing any change in employment status; and obtaining Automated Valuation Models.

•	Discuss how you consider situations where a borrower’s LTV has exceeded 100% in determining the appropriate amount of your allowance;

The Company’s policy has always been to obtain mortgage insurance on all loans originated with an LTV greater than 80% at origination. Mortgage insurance is obtained for a fixed percentage of each insured loan, including any increase in the loan due to negative amortization. We obtain mortgage insurance ranging from 12% to 35% of the loan amount. This practice, in combination with a maximum balance of 115% of the original loan amount, is intended to reduce the likelihood of a loan reaching an LTV greater than 100% using the original appraisal.

•

Specify whether you obtain updated appraisals or rely on the original collateral value when assessing LTV on negative amortization loans, including for purposes of ceasing negative amortization at the 115% level; and

Securities and Exchange Commission

April 11, 2008

As discussed in response to comment 3, the re-casting of a loan which reaches 115% of its original balance occurs pursuant to the contractual terms of the loan and is not a refinancing. Because this limit is dependent on the loan amount at inception and not the collateral value, the Company does not obtain a new appraisal at such time.

•

If you do not require updated appraisals in determining when the 115% limit has been reached, please clearly disclose what additional metrics you consider for these loans to mitigate the risk that the collateral value has decreased since origination.

In February 2008, the Company instituted an ongoing program to identify loans which could reasonably be expected to reach the 115% level within the succeeding two quarters. Automated Valuation Models (AVM) are obtained on the collateral and credit scores of the borrowers are evaluated for changes since the loan’s origination. This analysis is primarily done to develop loss mitigation strategies.

7. We note that you have shifted from primarily originating monthly payment option products to Select-My-Payment loans and conforming agency loans in response to the negative market conditions. In your future filings, please more clearly disclose how the shift in residential loan products from monthly payment option products to Select-My-Payment loans will improve long-term performance, as well as asset quality, considering it is still a payment option product.

While the Select-My-Payment product is a payment option loan, it has features that are expected to improve performance over the long term as compared to payment option products that immediately vary interest rates on a monthly basis. A Select-My-Payment loan appeals to the customer as it carries a fixed rate for three or five years and then becomes an adjustable rate loan. For planning purposes, the Company can better estimate the maximum level of potential deferred interest at origination with a Select-My-Payment loan. In addition, this product carries generally higher payment rates at commencement of the loan, which reduce the level of a potential payment increase in the customer’s monthly payment if the loan must be reamortized due to reaching 115% of the original loan balance or five-year recast.

During the quarter ended March 31, 2008, we determined to limit our originations of Select-My-Payment and other loans to focus more on originations of conforming agency product.

8. You state on page 49 that the average LTV of the payment option portfolio at inception was 74% at September 30, 2007 with the adjustment for coverage of mortgage insurance. Please address the following regarding that ratio:

We will disclose the items below in the MD&A section of future filings if material.

•	In order to highlight the effects of the adjustment for insurance coverage, revise to also disclose the unadjusted LTV ratio in your future filings;

The unadjusted LTV ratio as of September 30, 2007 was 79% compared to the mortgage-insurance adjusted LTV of 74%.

Securities and Exchange Commission

April 11, 2008

The unadjusted LTV ratio as of December 31, 2007 was 79% compared to the mortgage-insurance adjusted LTV of 75%.

•	Revise your future filings to clearly identify the extent to which the insurance coverage you are giving effect to in the adjustment is individual loan-specific versus a bulk loan pool basis; and

The mortgage insurance coverage adjustment is loan-specific. We do not have mortgage insurance on a bulk loan basis.

•	Please tell us in detail and briefly disclose why you believe it is appropriate to adjust the LTV ratio for mortgage insurance coverage.

We present LTV adjusted for mortgage insurance because mortgage insurance contractually reduces loan loss exposure. The mortgage insurance adjusted LTV is considered to more precisely indicate the risk to the Company at the time the loan is underwritten. We will revise our disclosure if our future experience is not consistent with our historical experience or if the insurance carriers experience significant adverse changes in their financial conditions that may result in a material impact on their ability to pay claims.

Securities and Exchange Commission

April 11, 2008

9. We note you grant residential loans under both reduced documentation programs, and no documentation programs, which account for 31% and 9% of residential loans as of September 30, 2007, respectively. Please address the following:

The following table addresses the first two bullet points in this response:

(Dollars in Thousands)

	FULL DOC EMPLOYMENT VERIFIED (2)	STATED INCOME/ VERIFIED ASSETS EMPLOYMENT VERIFIED (2)	REDUCED DOC EMPLOYMENT VERIFIED (2)	NO DOC	Total
ONE-TO-FOUR FAMILY RESIDENTIAL LOANS

As of September 30, 2007
Total Portfolio(1)	$1,836,250	$4,233,866	$3,118,721	$934,023	$10,122,860
Percentage of Total Portfolio	18%	42%	31%	9%	100%
Non Performing Loans	$20,080	$77,702	$55,399	$18,400	$171,581
Percentage of Non Performing Loans	12%	45%	32%	11%	100%
Non Performing Loans as a Percentage of Total Portfolio	0.20%	0.77%	0.55%	0.18%	1.69%

Total Payment Option Loans	$972,616	$3,363,325	$2,416,687	$842,323	$7,594,951
Percentage of Total Portfolio	10%	33%	24%	8%	75%
Percentage of Total Payment Option Loans	13%	44%	32%	11%	100%
Non Performing Payment Option Loans	$16,927	$67,150	$52,541	$13,130	$149,748
Percentage of Non Performing Payment Option Loans	11%	45%	35%	9%	100%
Non Performing Payment Option Loans as a Percentage of Total Portfolio	0.17%	0.66%	0.52%	0.13%	1.48%
Non Performing Payment Option Loans as a Percentage of Total Payment Option Loans	0.22%	0.88%	0.69%	0.17%	1.97%

One-to-four family residential loans

(1)	Total one-to-four family residential portfolio balance excludes unearned discounts, premiums and deferred loan costs, and the allocation of loans in process. Also excludes specialty consumer mortgages which totaled $698 million at September 30, 2007.
(2)	For these loans employment is verified and a reasonableness test is applied to the level of income noted to the type of position verified.

•

In your future filings, disclose the amount of residential loans originated under reduced documentation programs and no documentation programs classified as non-performing loans as of September 30, 2007;

Please see above table.

•

In your future filings, disclose the amount of payment option loans that were originated under reduced documentation programs and no documentation programs and if any are classified as non performing loans as of September 30, 2007;

Please see above table.

•

For each of the last three year ends and subsequent interim balance sheet dates, please tell us and revise your future filings to disclose the percentage of reduced or low documentation loans in the portfolio as of the balance sheet dates

Securities and Exchange Commission

April 11, 2008

presented that were classified as non-performing. For the same dates, separately tell us and disclose the percentage of full documentation loans that were classified as non-performing; and

The following table includes the data requested in this bullet point:

(Dollars in Thousands)

	FULL DOC EMPLOYMENT VERIFIED (2)	STATED INCOME/ VERIFIED ASSETS EMPLOYMENT VERIFIED (2)	REDUCED DOC EMPLOYMENT VERIFIED (2)	NO DOC	Total
ONE-TO-FOUR FAMILY RESIDENTIAL LOANS

As of December 31, 2007
Total Portfolio(1)	$1,772,945	$4,261,712	$3,079,793	$908,542	$10,022,992
Percentage of Total Portfolio	18%	43%	31%	9%	100%
Non Performing Loans	$40,518	$158,698	$130,081	$34,227	$363,524

Non Performing Loans as a Percentage of Total Portfolio	0.40%	1.58%	1.30%	0.34%	3.63%

As of September 30, 2007
Total Portfolio(1)	$1,836,250	$4,233,866	$3,118,721	$934,023	$10,122,860
Percentage of Total Portfolio	18%	42%	31%	9%	100%
Non Performing Loans	$20,080	$77,702	$55,399	$18,400	$171,581

Non Performing Loans as a Percentage of Total Portfolio	0.20%	0.77%	0.55%	0.18%	1.69%

As of September 30, 2006
Total Portfolio(1)	$1,777,946	$3,792,350	$2,456,815	$714,051	$8,741,162
Percentage of Total Portfolio	20%	43%	28%	8%	100%
Non Performing Loans	$4,416	$5,774	$5,648	$1,534	$17,372

Non Performing Loans as a Percentage of Total Portfolio	0.05%	0.07%	0.06%	0.02%	0.20%

As of September 30, 2005
Total Portfolio(1)	$1,627,491	$2,407,224	$1,002,970	$280,063	$5,317,748
Percentage of Total Portfolio	31%	45%	19%	5%	100%
Non Performing Loans	$1,587	$3,065	$815	$1,159	$6,626

Non Performing Loans as a Percentage of Total Portfolio	0.03%	0.06%	0.02%	0.02%	0.12%

One-to-four family residential loans

(1)	Total one-to-four family residential portfolio balance excludes unearned discounts, premiums and deferred loan costs, and the allocation of loans in process. Also excludes specialty consumer mortgages, which totaled $706 million at December 31, 2007, $698 million at September 30, 2007, $695 million at September 30, 2006, and $679 million at September 30, 2005.
(2)	For these loans employment is verified and a reasonableness test is applied to the level of income noted to the type of position verified.

•

In your future filings, disclose your loss mitigation strategies related to these loans and how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

See response to comment 5, at bullets 8 and 9.

Securities and Exchange Commission

April 11, 2008

10. You disclose on page 3 that you seek to transition to sell more loans into the secondary market rather than maintaining the majority for portfolio, and have altered your residential loan production mix to comprise approximately 50% saleable residential mortgage loans, which are sold to FNMA, FHLMC, and other conduits. Please revise your future filings to address the following:

We will discuss the substance of the responses below in the MD&A section, under Loans, of future filings of the 10-Q and in the Business Section, under Lending Activities, of future filings of the 10-K.

•	Please clearly describe the terms of these “more saleable” residential mortgage loans; and

We have stated that we are transitioning to selling more loans into the secondary market rather than maintaining the majority for portfolio. Our current originations conform to the guidelines and terms of various FNMA and FHLMC programs to make them eligible for sale to these entities. These sales include both fixed rate loans and ARM loans without payment options.

•	Specifically identify the extent to which they include payment option loans and whether FNMA, FHLMC and other conduits have entered into commitments to purchase such loans.

We have not sold payment-option ARMs in the secondary market since March 2007.

Asset Quality, page 53

11. You disclose on page 54 that real estate owned increased from $729,000 at September 30, 2006 to $27,732,000 at September 30, 2007. Further, you disclose on page 82 that you incurred $4.5 million adjustment to the carrying value of OREO in 2007. In your future filings, please revise the appropriate sections of your document to specifically disclose how you have considered these factors as well as the underlying trends and conditions of the real estate market in your underwriting standards of originating residential loans and your determination of the allowance for loan loss.

We will disclose this item in the MD&A section, under Asset Quality, of future filings of the 10-Q and of the 10-K.

Commencing in fiscal 2006, as housing values continued to significantly decrease, we have continuously tightened our credit guidelines on our programs and products offered by the Company. We have raised minimum credit scores and lowered loan-to-values for all collateral occupancy types. We have raised payment rates on all our option ARM loans. Also, since January 1, 2008 we no longer originate stated income, reduced documentation or no documentation loans. Additionally, non-owner occupied properties are no longer eligible collateral for new loans.

Please see the response to Comment 13 below, for a discussion of the consideration of various real estate trends, including home price appreciation, geographic concentrations, and product type, in the determination of the allowance for loan loss.

Securities and Exchange Commission

April 11, 2008

12. You state on page 54 that nonperforming loans totaled approximately $181 million or 1.43% of total loans and the allowance for loan losses amounted to $58.6 million or 0.46% of total loans at September 30, 2007. We also note that your nonperforming loans increased significantly to $384.4 million as of December 31, 2007, while your allowance increased to only $117.7 million. In your future filings, please more clearly disclose how you determined your allowance for loan losses was adequate considering the amount of non-performing loans at September 30, 2007 and December 31, 2007.

We will disclose the substance of the responses below in the MD&A, under Asset Quality, of future filings of the 10-K and 10-Q.

In evaluating the adequacy of the allowance for loan losses, management evaluates both quantitative and qualitative elements. The performing portion of the loan portfolio is evaluated based on historical loan analysis, supplemented by peer loss data for information purposes. For the non-performing portion of the loan portfolio, various pools of non-performing or internally criticized loans are analyzed. This portion of the portfolio is further evaluated for each portfolio component based on an internal loan grading system, together with historical loan losses, current trends in delinquencies and charge-offs, peer group analysis and other relevant factors. In addition, the allowance includes, as a qualitative component, a risk management, or unallocated reserve to take into consideration management’s assessment of general loss potential in delinquent loans and the uncertainty associated with historical loan loss factors that do not fully reflect the loss potential inherent in the total loan portfolio.

The allocation of the allowance for loan losses to the various categories of loans increased significantly on December 31, 2007 as compared to September 30, 2007 pursuant to management’s analysis. The following table, which will be included in future filings, provides additional detail with regards to the allowance for loan losses.

Securities and Exchange Commission

April 11, 2008

The following table indicates BankUnited’s allowance as a percentage of the loan category balance for the various categories of loans as of December 31, 2007 and September 30, 2007:

	December 31, 2007	September 30, 2007
One-to-four family residential	.54%	.25%
Home equity loans and lines of credit	2.15%	1.63%
Multi-family	1.20%	.80%
Commercial real estate	4.24%	1.63%
Construction	1.20%	.80%
Land	1.20%	.80%
Commercial	2.24%	2.30%
Consumer	7.33%	5.42%
Unallocated (1)	.14%	.06%
Total allowance for loan losses	.95%	.47%

(1)	Calculated as the percentage of the total loans held in portfolio.

The dollar amount of the allocated portion of the allowance for loan losses, coupled with the allowance allocable to one-to-four family residential, which relates to 95% of the non-performing loans (as of September 30, 2007 and December 31, 2007) has approximately doubled both in dollar amount and percentage as of December 31, 2007, compared to September 30, 2007. Similarly, the unallocated segment of the allowance more than doubled both in dollar amount and percentage in the same period. With these increases, the overall allowance for loan losses as a percentage of non-performing loans, remained relatively in the same proportion, down from 32.4% to 30.6%. Based upon these factors and the other information taken into consideration in deriving the estimate of the allowance for loan losses, management believes that the allowance was adequate at September 30, 2007 and December 31, 2007, considering the amount of non-performing loans and the losses inherent in the portfolio at those dates. Given the current turbulent economic conditions and the continuing softness in the real estate market, management will continue to monitor these developments and assess their impact on the determination of this critical estimate in future periods.

Securities and Exchange Commission

April 11, 2008

13. Revise your discussion of your loan portfolio and your non-performing loans to discuss any particular sub groups of loans which have presented particular weakness. Also, please detail the extent to which each problem group is present in your portfolio. For example, are your non-performing problems associated with a particular type of borrower, region, loan type or other specific factor? Also, to what extent are these problems due to conditions that may be confined to a particular time period or may continue into the foreseeable future? For example, why do you feel they will continue through 2008 and how can your reader anticipate at what levels this will occur? Are your non-performing loan problems occurring around particular structural events, such as rate adjustments and changes in required payment levels for a particular type of loan, at particular aging points?

We will disclose this item in the MD&A section, under Asset Quality, of future filings of the 10-Q and of the 10-K if material.

Problem Loans and Real Estate

Non-Performing Assets

Non-performing assets consist of loans on which we have ceased accruing interest (which we refer to as non-accrual loans), accruing loans which are more than 90 days past due as to payment of interest or principal, real estate owned (REO) and repossessed assets other than REO. Our non-performing assets totaled $431.335 million at December 31, 2007, up from $208.565 million at September 30, 2007.

Our non-performing assets as a percentage of total assets was 2.99% at December 31, 2007, up from 1.39% at September 30, 2007.

Securities and Exchange Commission

April 11, 2008

The following table summarizes our non-performing assets as of December 31, 2007 and September 30, 2007.

	December 31, 2007	September 30, 2007
	(Dollars in Thousands)
Non-accrual loans:
One-to-four family residential	$366,565	$172,643
Home equity loans and lines of credit	2,886	2,251
Multi-family	—	—
Commercial real estate	14,791	5,593
Construction	—	—
Land	—	—
Commercial	111	255
Consumer	73	91

Total non-accrual loans	384,426	180,833
Real estate owned	46,888	27,682
Repossessed assets other than REO	21	50

Total-non performing assets	$431,335	$208,565

Allowance for loan losses:
Amount	$117,658	$58,623
As a percentage of non-accrual loans	30.61%	32.42%
Non-performing assets as a percentage of total assets	2.99%	.39%

At December 31, 2007, of our residential one-to four family residential non-performing assets 51% were located in Florida compared to 53% at September 30, 2007. The following table summarizes by major geographic area our residential one-to-four family residential non-performing assets at the dates indicated.

Securities and Exchange Commission

April 11, 2008

	December 31, 2007
(dollars in thousands)	Non-Peforming Loans	REO	Other	Total Non-Peforming Assets	% of Related Assets
One-to-four family residential
Florida	$194,996	$16,910	$21	$211,927	51%
California	35,206	2,743		37,949	9%
Arizona	29,488	6,368		35,856	9%
Illinois	20,364	2,766		23,130	6%
Virginia	18,076	5,900		23,976	6%
New Jersey	16,306	558		16,864	4%
All other states	52,129	11,643		63,772	15%

Total One-to-four family residential	$366,565	$46,888	$21	$413,474	100%

	September 30, 2007
(dollars in thousands)	Non-Peforming Loans	REO	Other	Total Non-Performing Assets	% of Related Assets
One-to-four family residential
Florida	$96,651	$10,050	50	$106,751	53%
California	13,645	2,582		16,227	8%
Arizona	10,535	2,850		13,385	7%
Illinois	9,202	2,573		11,775	6%
Virginia	9,647	2,574		12,221	6%
New Jersey	6,540	558		7,098	4%
All other states	26,423	6,495		32,918	16%

Total One-to-four family residential	$172,643	$27,682	$50	$200,375	100%

*****

Securities and Exchange Commission

April 11, 2008

As part of our analysis of the residential loan portfolio, management reviews and analyzes the rate of occurrence of the following eight characteristics in the non-performing loan portfolio in relation to these occurrences in the performing portfolio as of December 31, 2007.

The characteristics are:

Product	Collateral Type
Vintage (year of origination)	Collateral Usage (e.g., primary residence)
Geography	Documentation Type
Credit Score	Loan to value (LTV)

Significant differences between non-performing loans and performing loans as of December 31, 2007 occur in three characteristics:

•	The occurrence of payment option loans in the non-performing loan category at December 31, 2007 was 89% while the occurrence of payment option loans in the total residential loan portfolio was 70%.

•

Loans with LTVs over 80% at origination were present in the non-performing portfolio at the rate of 38% while comprising 19% of the residential loan portfolio. The Company requires mortgage insurance for all loans originated with an LTV over 80%, thereby mitigating the loss exposure on these loans.

•	Loans originated in 2006 represented 58% of the loans in the non-performing category and comprised 36% of the residential portfolio.

These non-performing loans, particularly those originated in 2006, were originated during a period of relatively high housing values. As the nation continues to experience the current economic downturn, the housing industry is expected to continue experiencing downward pressure on home prices and possible increases in unemployment, causing financial stress on borrowers. As the cycle ameliorates, we expect the level of delinquent and non-performing loans to abate.

While it is not possible to predict the levels and timing of the increase in non-performing loans with certainty, this asset deterioration is expected to continue through fiscal 2008.

Our analysis suggests that the increased level of non-performing loans has not occurred as a result of a particular event but has stemmed from declines in housing prices coupled with the financial over-extension of borrowers.

Securities and Exchange Commission

April 11, 2008

Rate/Volume Analysis, page 60

14. Please revise the rate/volume analysis in future filings to highlight the increase in negative amortization loans.

We will discuss this item in the Management’s and Discussion Analysis section, under Comparison of Operating Results, of future filings of the 10-Q and of the 10-K.

Of the $253 million increase in interest income attributable to loans receivable for the year ended September 2007, $181 million was deferred interest. The data relating to deferred interest was not available for the year ended September 2005 to calculate the variance for the year ended September 2006. Of the $8.8 million increase in interest income attributable to loans receivable for the quarter ended December 31, 2007, $2.8 million was related to deferred interest. Data to split the variance which is related to deferred interest between changes in volume and changes in rate is not available.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 84

15. In light of the amount of loans transferred from portfolio to loans held for sale during each of the three years presented, please revise your future filings to clearly disclose how you determine which loans you intend to sell or securitize and which loans you intend to hold for investment. Disclose the reasons and triggers for loan transfers between the two classifications. Additional related information is available in Section II.Q.4 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

The Company’s disclosure of significant accounting policies relating to loans held in portfolio will be revised as follows in future filings:

Loans held in portfolio

Loans held in portfolio are loans which management has the intent and ability to hold for the foreseeable future, are considered long-term investments and, accordingly, are carried at historical cost. The loan portfolio consists primarily of real estate loans collateralized by first mortgages. The length of the foreseeable future is a management judgment which is determined based on the type of loan, asset/liability strategies, business strategies and current economic and market conditions. Management’s view of the foreseeable future may change based on changes in these conditions resulting in a change in management’s intent.

The Company has traditionally been a portfolio lender. Beginning in fiscal 2005, the Company began selling loans on the secondary market to diversify its income. Initially, the loans identified for sale were flagged using a manual process which necessitated tracking each loan specifically. Beginning in October 2006, the company implemented an automated system which eliminated the need for manual tracking. Triggers for transfer to the held for sale category would include loans for which the company no longer had the intent or ability to hold for the foreseeable future or to maturity. Triggers for transfers to the portfolio, would include those loans that are no longer saleable due to credit, performance, or market conditions.

Securities and Exchange Commission

April 11, 2008

16. Please revise future filings to describe your charge-off and recovery policy in general as well as specifically as it relates to payment option loans. Please address the following in your description of you charge-off and recovery policy:

The Company’s disclosure of significant accounting policies relating to charge-offs and disclosures will be revised in future filings to address the items below.

•	Identify the triggers for reporting charge-offs and reporting recoveries

For commercial loans and commercial loans secured by real estate, losses are recognized on a loan specific basis at the time the loss is both estimable and probable.

For all loans collateralized by residential real estate assets, a general reserve is made at the time the loan is placed on non-accrual, based on an in-house valuation (the Automated Valuation Model or “AVM”) or other estimate of loss or collateral value. Commencing in January 2008, the Company implemented a procedure requiring that, if not already done so, valuations be ordered at the point a loan reaches 180 days delinquent if the underlying collateral has not yet been foreclosed upon, and an additional specific reserve is made at that point if determined necessary. The trigger for charge-off is repossession of the property and the amount of charge-off is based on a new appraisal of the underlying real estate collateral.

Recoveries are reported at the time received, except for balances recoverable under mortgage insurance policies. Recoveries under mortgage insurance policies are recorded and reported at the time a claim is submitted to the mortgage insurance company, net of a 10% valuation reserve for the claim, if necessary.

•	Clearly disclose how insurance proceeds are reflected in your recoveries, including the extent to which recoveries include received versus expected proceeds and bulk versus loan-specific insurance;

Beginning with the quarter ended September 30, 2007, recoveries have included mortgage insurance receivables and the amount of the recoveries arising from receivables has been disclosed. Until the quarter ended June 30, 2007, recoveries only included cash recoveries because the amount of the mortgage insurance receivable was not material. We do not have bulk loan insurance. Mortgage insurance receivables are all related to specific loans.

•	Describe how you consider charge-offs for payment option loans given their unique characteristics that may mask a borrower’s ability to pay; and

As detailed in bullet one above, the trigger for reporting charge-offs is the repossession of the property. Any negative amortization is fully reflected with the balance of the loan at the point of evaluation for any charge-off. An evaluation for charge-offs is not performed for performing loans.

•	Describe how actively such loans are evaluated for situations where borrowers cannot repay the balance of their loans.

Securities and Exchange Commission

April 11, 2008

We evaluate individual payment option loans for the borrowers’ ability to repay the balance of their loan under the same structure that we review all of our one-to-four family residential loans. We have an asset retention department, which, pursuant to a default administration policy, starts collection efforts at one missed payment. Information gathered in the process is used to evaluate the borrower’s ability to pay; however, the loan is not re-underwritten.

When the borrower misses four payments an in-house valuation (the AVM) is obtained and used in our standard review of reserve adequacy. A full appraisal is obtained when the collateral is repossessed or the loan reaches 180 days past due if not repossessed and the appraisal is used to establish a specific reserve for the loan, if necessary.

Note 4 - Loans Receivable, page 99

17. In light of the substantial amount of non-performing loans as of September 30, 2007 contrasted with your comparatively low charge-offs for the period then ended, revise your future filings to clearly disclose the steps you took and factors you considered in determining that additional charge-offs were not warranted during that period.

For specifically identified assets such as Commercial Loans or Commercial Loans secured by Real Estate, a review of each loan is performed monthly to identify any losses inherent in the loan.

For loans evaluated on a homogeneous pool basis such as loans secured by residential real estate collateral, we have a long standing charge off policy, parts of which are detailed in the response to Question 16, which is designed to appropriately recognize charge offs. Specific charge-offs (or reserves allocated to specific loans on a case-by-case basis) are generally made upon foreclosure and repossession or when the loan becomes 180 days past due, or earlier if our loss mitigation, collection, or foreclosure procedures indicate a loss has been determined.

Form 10-Q for the Three Months Ended December 31, 2007

Note 1 - Principles of Consolidation and Basis of Presentation, page 7

18. You state that the consolidated statement of cash flows for the three months ended December 31, 2006 was revised to present non-agency loans in the change in loans held for sale as an operating activity. Please tell us:

•	When you identified this error;

Shortly before filing of the Form 10-Q for the quarter ended March 31, 2007.

•	The facts and circumstances that indicated the existence of the error;

The error was detected during the preparation of Form 10-Q for the period ended March 31, 2007. We determined that certain cash flows for operating and investing activities for the quarter ended December 31, 2006 were not correct.

The effect of the error was to decrease net cash used in operating activities by $20.6 million, to increase net cash used in investing activities by the same amount and to increase the transfer of loans from portfolio to loans held for sale included in the supplemental schedule of non-cash investing and financing activities by $118.4 million.

Securities and Exchange Commission

April 11, 2008

The quarter ended December 31, 2006 was the initial period in which we recorded non-agency loans directly in our accounting system at inception as loans held for sale. We experienced unanticipated complexities in the implementation process that most likely resulted in the classification error described above. Accordingly the error was contained to that quarter.

•	Whether the error has an effect on other periods and filings, and if not, how you determined it was isolated to this period; and

The error had no effect on prior periods, affecting only the quarter ended December 31, 2006. Upon detection, the error was corrected in the quarter ended March 31, 2007. Subsequent periods were correct as reported. In addition, further controls were implemented to prevent similar errors in the quarters subsequent to March 31, 2007. For example, commencing in April 2007 we reviewed all loan transfer data and reasons for the transfers on a monthly basis to ensure proper reporting at quarter end. Reviewing of transactions on a monthly basis enhances the likelihood that errors will be detected in a timely manner.

•	How you considered this error with your adoption of SAB 108.

We did not consider this error as having any implications regarding SAB 108 because neither the consolidated statement of financial condition nor the consolidated income statement was affected by this error and the error had no effect on prior periods. In addition management assessed the materiality of this error pursuant to SAB 99 and concluded that the Consolidated Statement of Cash Flows for the period ended December 31, 2006, should not be restated. The nature of the error was primarily a misclassification within the Consolidated Statement of Cash Flows. The error was detected and corrected in the succeeding Form 10-Q for the six months ended March 31, 2007. Management concluded that the magnitude of this item is such that it is improbable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Note 3 - Investments and Mortgage-backed Securities Available for Sale, page 11

19. Please revise your future filings to disclose the extent that your mortgage-backed securities are backed by negative amortization loans or sub-prime loans, and quantify any overlap.

As of December 31, 2007, of a total portfolio of $843 million of mortgage backed securities, the Company held $157 million of securities backed by loans with negative amortization (representing the BUMT 2005 -1 securities discussed in Comment 20 below), and $922 thousand of securities backed by subprime mortgages.

We will disclose the above information in Note 3 Investments and Mortgage-backed securities available for sale in future filings if material.

Securities and Exchange Commission

April 11, 2008

20. It appears the unrealized losses in mortgage pass-through certificates increased from $13.5 million, as of September 30, 2007 to $32.4 million as of December 31, 2007. Please tell us and revise your future filings to clearly disclose the facts and circumstances you considered in determining that these securities were not other than temporarily impaired at December 31, 2007.

As provided in our MD&A discussion in Form 10-Q for the quarter ended December 31, 2007, regarding Mortgage-backed Securities Available for Sale, a major portion of the Company’s unrealized loss in this portfolio is associated with mortgage-backed securities retained from BankUnited’s mortgage loan securitization in September 2005, BUMT 2005-1 (BUMT). This is supported in the following analysis as of December 31, 2007 and September 30, 2007 (thousands of dollars).

	December 31, 2007	September 30, 2007	Increase (Decrease)
Unrealized loss:
BUMT	$25,437	$8,059	$17,378
Other	4,757	5,439	(682)

Total	$30,194	$13,498	$16,696

Management of the Company has analyzed the unrealized loss associated with the BUMT. We are informed as to the collateral underlying the bonds as we are the originator and servicer of the loans. We considered a number of relevant facts and circumstances including the length of time which the market value has been less than amortized cost, our expected cash flows and our intent to hold the securities. Management attributes much of the decline in value of the securities to the liquidity considerations challenging the fixed income markets generally and not the specific characteristics of the bonds in question. Specifically, the cumulative losses as of December 31, 2007 were 0.002% of collateral. At December 31, 2007, the Company had the intent and ability to retain its investment for a period of time sufficient for the market for these securities to recover.

Management will continue to monitor these market conditions and the collateral for these securities, and will continue to evaluate whether any change in economic circumstances would alter our view regarding the unrealized loss as being other than temporary in nature.

We will revise our future filings to provide greater detail about the unrealized losses in mortgage pass-through securities as indicated above, as well as more clearly disclosing the facts and circumstances we considered in our determination regarding the valuation and accounting treatment of these securities.

Securities and Exchange Commission

April 11, 2008

Note 4 - Loans Receivable, page 15

21. You state here that the recoveries for the three months ended December 31, 2007 represent $2.2 million in expected payments from mortgage insurance companies, net of an allowance of 10%. Please revise your future filings to address and tell us the following:

We will address the items below in Note 4 Loans Receivable (or other applicable sections) in future filings.

•	Clearly describe your policies regarding recoveries, including your policies for setting up an allowance against expected proceeds;

Generally, recoveries from loans that were previously charged off are recognized when received. In the case of recoveries arising from claims submitted to mortgage insurance companies, the Company records a receivable when the claim is filed, which usually occurs at the time of repossession, when title passes to the Company. These recoveries are recorded as a receivable in accordance with GAAP, after considering the wherewithal of the mortgage insurance companies, the contractual obligations of those companies, as well as the past and current collection experience with those companies. An allowance of 10% of the expected recovery is established in order to account for possible rejection or adjustment to the amount of the claims. Rejection of a claim can occur if there were fraudulent representations by a borrower in the origination of the loan and adjustments may occur due to inadvertent errors in the preparation and processing of the insurance claim.

The percentage of this allowance was established after considering historical recovery experiences, and will be periodically reviewed and adjusted, if necessary, to reflect actual recovery experience.

•	Identify the nature of the mortgage insurance policies addressed here, specifically describing the extent to which they were loan-specific policies;

Based on certain criteria, including the original LTV, BankUnited may require the borrower to obtain mortgage insurance at the time the loans were originated. All required mortgage insurance policies are specific to each individual loan.

•	Discuss the extent to which recording expected but uncollected insurance proceeds is consistent with your policies in place in your prior periods. Identify any changes in policy or practice;

Recoveries representing mortgage insurance receivable were first recorded in the quarter ended September 30, 2007 and the same accounting policy was followed in the subsequent interim period ended December 31, 2007. Before the quarter ended September 30, 2007, mortgage insurance receivable was not material.

•	Identify the quarter in which the charge-offs related to these recoveries were recorded;

Securities and Exchange Commission

April 11, 2008

The charge-offs related to the recoveries disclosed in the 10-K for the fiscal year ended September 30, 2007 were recorded during the quarter ended September 30, 2007.

The charge-offs related to the recoveries disclosed in the 10-Q for the quarter ended December 31, 2007 were recorded during that quarter.

•	If the recoveries were related to bulk insurance policies rather than loan specific policies, clearly describe how you determined your presentation was appropriate;

Bulk insurance policies are not used by the Company.

•

Explain how you determined that the 10% allowance against the expected recoveries was appropriate and necessary. Discuss the specific circumstances of these particular insurance payments which led you to determine an allowance was appropriate;

Prior to the fourth quarter of fiscal year 2007, the Company had limited experience with the filing of claims with and collection from mortgage insurers. Management estimated an allowance of 10% at the time, in consideration of the possibility that not all claims would be accepted and paid. The allowance percentage will be periodically reviewed and adjusted, if necessary, to reflect the results of actual claims experience. For the period May 1, 2007 through December 31, 2007, 56 claims were submitted and 5 claims were declined, representing 9% of the total number of claims submitted.

•	Discuss the extent to which allowances were applied against expected proceeds in past periods; and

Insurance proceeds prior to the fourth quarter of fiscal year 2007 were not material and were applied to recoveries when received.

•

Your disclosure on page 15 that recoveries represents expected payments less the 10% allowance seems inconsistent with your disclosure on page 38 that recoveries represent payments received. Please explain and revise your future filings to reconcile this apparent contradiction.

The disclosure on page 38 should have referred to expected payments and will be corrected in future filings.

22. Please revise your future filings to address following regarding the $65 million provision for loan losses you reported for the three months ended December 31, 2007:

We will address the items below in the MD&A section, under Asset Quality, of future filings of the 10-Q and of the 10-K.

•	More clearly identify the events which occurred during the quarter ended December 31, 2007 that lead you to report the provision for loan losses of $65 million;

Securities and Exchange Commission

April 11, 2008

Several significant events and factors were taken into consideration in establishing the $65 million provision for loan losses for the quarter ended December 31, 2007. Specifically,

•

The United States economy, particularly in the housing and mortgage industries, continued to experience significant deterioration during the quarter with reported fourth quarter GDP growth of only 0.6%, weak retail sales for the holiday season, rising foreclosures associated with nonpayment of mortgage loans, a declining trend for job growth, a stark increase in consumer prices, particularly energy costs, and rising unemployment.

•

A reversal in the multi-year trend of national home price appreciation has reduced collateral values. Various indexes have showed housing prices peaked in July 2006 and are down at least 8.6% since that time. This deterioration was particularly evident in various areas of Florida, California, Arizona, and Illinois which are areas where over 75% of the Company’s loan collateral is located.

•

The level of the Company’s residential loans which were classified as non-performing and upon which no interest income was being recognized increased by 112% during the three months ended December 31, 2007. In addition, the Company experienced an increase in delinquent loans.

•	An increase in the level of non-performing loans secured by commercial real estate precipitated by the difficulties in the housing markets and the general economic deterioration.

•

Clearly disclose how you considered the level of non-performing assets as of December 31, 2007 in determining that the amount of your allowance for loan losses as of December 31, 2007 and the provision for loan losses for the quarter then ended was appropriate; and

The increase in the level of non-performing assets, particularly residential loans, was a significant component of the allowance for loan loses and a major factor in determining the amount of the provision for the quarter as compared to the previous quarters. The Company’s allowance for loan loss methodology strives to quantify the losses inherent in the loan portfolio at the balance sheet date. The methodology includes estimates of expected frequency of loss for non-performing loans using historical transfer rates from the non-performing category to the real estate owned category. The severity of these losses is likewise estimated using historical loss rates which were incurred upon recording of the real estate owned at its fair value net of expected selling costs. These historical rates are adjusted for expected results based on current economic and housing market conditions which include home prices in the area where the property is located, expected demand based on inventory levels in the area where the property is located, condition of the property, and the expected holding period of the property.

•

Specifically address how you considered the growth in your negative amortization loans as well as the deterioration in the overall economy and the economy in the areas of your geographic concentration specifically in determining that your allowance as of December 31, 2007 was appropriate.

Securities and Exchange Commission

April 11, 2008

In addition to the economic factors detailed in bullet point number one above of this Comment as they relate to the qualitative portion of the Allowance for Loan Losses, the Company’s allowance methodology considers regional economic factors in arriving at the appropriate level of reserves for loan collateral located in those regions. Specifically, the methodology used information culled from industry experts such as government agencies, mortgage insurers, and professional associations to determine the expected housing depreciation and foreclosure rates in the various regions where our collateral is located. The identified areas for the December 31, 2007 allowance were Florida (specifically the Orlando, Sarasota, Fort Meyers, and Naples areas), California, Arizona, Illinois, Ohio and Michigan. The expected frequency and severity of loss for our loans in the identified areas are estimated using historical loss rates adjusted for the estimated inherent losses in those performing loans at the balance sheet date.

At December 31, 2007, the portion of the then outstanding loan balance attributable to negative amortization averaged 4.2% on payment option loans which had negative amortization. The level of negative amortization is considered in determining the allowance for loan losses.

23. Please revise your future filings to clearly describe the factors you considered in determining that your charge-offs reported in the quarter ended December 31, 2007 reflected all loans which met the criteria identified in your charge-off policy. Specifically explain how you considered the trends in your non-performing assets, including the trends in your foreclosures and the real estate market in your areas of geographic concentration in determining the amount of charge-offs for the quarter ended December 31, 2007.

For all real estate collateralized assets, a specific reserve is made at the time the loan is placed on non-accrual, based on an in-house valuation (the AVM) or other estimate of loss or collateral value. The trigger for charge-off is repossession of the property and the amount of the charge-off is based on a third party appraisal of the underlying real estate collateral. Commencing in January 2008 the Company enacted a procedure requiring that appraisals are ordered at the point a loan reaches 180 days delinquent if it has not yet been repossessed.

Recoveries are recorded at the time received, except for balances recoverable under mortgage insurance policies. Recoveries under mortgage insurance policies are reported at the time a claim is submitted to the mortgage insurance company.

We will address this item in the MD&A section, under Asset Quality, of future filings of the 10-Q and of the 10-K.

Securities and Exchange Commission

April 11, 2008

Note 9 - Stock Based Compensation, page 19

24. Please tell us and revise your future filings to disclose the effect of compensation cost arising from share-based payment arrangements on the income statement for each period reported. Refer to paragraph 64 of SFAS 123R.

Compensation cost arising from share-based payment arrangements was $2.2 million and $1.7 million for the quarters ended December 31, 2007 and December 31, 2006, respectively.

Future filings will be revised to disclose the compensation cost related to share-based arrangements.

Results of Operations, page 27

25. You state on page 30 that the increase in compensation expense includes costs associated with a larger staff in asset conservation, formerly know as loan default administration. Please revise your future filings to quantify the expenses associated with the asset conservation division for the last three fiscal years and this subsequent interim period. More clearly discuss the trends experienced in this area as well as your expectations for future periods.

Due to residential mortgage market conditions and the increase in non-performing loans in fiscal year 2007 and the subsequent quarter ended December 31, 2007, additional staff has been hired. Consequently, the employee compensation and benefits expense of the Asset Conservation division, the unit that manages non-performing assets, increased.

Employee compensation and benefits expense of the Asset Conservation division for the last three fiscal years and subsequent interim period were as follows:

•	Fiscal year 2007	$1.3 million
•	Fiscal year 2006	0.7 million
•	Fiscal year 2005	0.6 million

•	Quarter ended December 31, 2007	$668 thousand
•	Quarter ended December 31, 2006	179 thousand

The Company expects the expense trends in this area to continue to increase as we continue to navigate through this period of weakness in the economy and the housing market. As this cycle diminishes, the expenses of this area should vary in proportion to the level of distressed assets at the Company.

Future filings will address and include the information discussed above.

Securities and Exchange Commission

April 11, 2008

Liquidity and Capital Resources, page 31

26. Since the end of your fiscal year, your holdings of cash and cash equivalents has declined precipitously, while your credit allowances and your problem loans have increased. Similarly, your available excess capital has declined significantly. In future filings, revise this section to discuss management’s view of your capital holdings, the adequacy of your liquid assets and your ability to withstand any future deterioration in your asset quality or further inability to access funding other than secured loans or insured deposits.

Rapid balance sheet growth over the last several years required sufficient access to wholesale funding. Approximately 50% of funding needs generally were met with retail deposits and the other half was obtained through borrowings from the Federal Home Loan Bank of Atlanta (FHLB) and through repurchase agreements. Because the FHLB will lend BankUnited up to 50% of total assets, the Company would from time to time increase its cash position by drawing on funds from the FHLB and use this excess cash to fund asset growth in subsequent weeks. In an environment where assets were growing rapidly and consistently, building a cash position to fund future growth maximized borrowing capacity at the FHLB and therefore helped to sustain sources of liquidity as well as fund assets. As excess capital was used to fund assets, this position would decline until the Company again increased its cash position from FHLB funds. This replenishment usually occurred near the end of each quarter based on an assessment of the Company’s needs for the coming quarter.

As it became clear last fall that financial markets were undergoing substantial changes, the Company reduced its expectations for balance sheet growth. This change in outlook curtailed the need for additional wholesale borrowing. As such, there was no longer a need to build excess cash positions as before. Additionally, as the depths of the liquidity crisis became apparent, the Company recognized that, although retail deposits were increasingly expensive, prudent liquidity management warranted an increased reliance on retail deposit balances.

As of September 30, 2007, the Company had available borrowing capacity of $850 million at the FHLB and as of December 31, 2007, the available capacity was $1,160 million. Borrowing capacity is based on total assets at the prior quarter end. The increase at December 31, 2007 reflects the impact of the increase in balance sheet size on September 30, 2007. As of March 31, 2008, available borrowing capacity was $1,136 million based on balance sheet size at December 31, 2007.

Borrowing capacity at the FHLB reflects whole loans and mortgage backed securities that as of December 31, 2007 were pledged to the FHLB. The Company has additional available collateral in the form of investment securities and consumer and commercial loans that could be pledged in order to increase borrowing capacity. Should borrowing capacity at the FHLB be impaired, the Company would expect to increase its relative reliance on retail deposits. The Company may raise rates and increase retail balances, as necessary or appropriate although at some cost to the Company’s net interest margin.

In managing liquidity and seeking to increase earnings, the Company has intentionally allowed some non-core deposit balances to run off the balance sheet. Competition in our deposit markets has been significant as a number of large banking companies have continued to grow their balance sheets. This incremental growth has been largely funded with retail deposits. The result of this growth has been deposit costs that are higher than wholesale funding rates by as much as 100 basis points. By focusing on multi-service clients, and true core relationships, the Company has been able to retain sufficient deposit balances at yields closer to wholesale funding rates.

Securities and Exchange Commission

April 11, 2008

27. Please address any changes in the required collateral underpinning your borrowing capacity from the Federal Home Loan Bank of Atlanta.

There were no changes regarding the required collateral backing the Company’s borrowing capacity at the FHLB during fiscal year 2007 and the quarter ended December 31, 2007. However, on April 2, 2008, the FHLB notified all of its customers that it will increase the discount it applies to residential first mortgage collateral, effective May 1, 2008. Simultaneously, we were notified that the FHLB’s internal “matrix category” of the Company’s risk had been re-evaluated, resulting in an immediate increase of 13 percentage points to the discount applied to our underlying pledged collateral. In response to the notification of the new requirement, the Company was immediately able to provide additional collateral against which it could borrow.

Asset Quality, page 36

28. Consumer loan charge-offs have been under $200,000 consistently over the last five fiscal years. Please revise your future filings to describe the specific circumstances that led to the $1.8 million charge off of consumer loans during the three months ended December 31, 2007.

The Company’s long standing policy has been to fully reserve the entire balance of home equity lines when they reach 91 days delinquent, and recognize chargeoffs as the losses were identified. However, the policy was revised during the quarter ended December 31, 2007 to require the reversal of the specific reserve on loans that reach 270 days delinquent and require a charge-off at that point. The policy change resulted in a reclassification of $1.8 million in consumer loans from specific reserve to charge-off in the quarter ended December 31, 2007.

29. We note you did not sell any payment option loans into the secondary market in the quarter ended December 31, 2007, as compared to $502 million during the same quarter ended December 31, 2006. Please revise your future filings to address the following:

We will address the items below in the MD&A section, under Asset Quality, of future filings.

•	The amount of payment options loans held for sale at September 30, 2007 and December 31, 2007;

There were no payment option loans held for sale as of September 30, 2007 or December 31, 2007.

•	How you determined whether a lower cost or market adjustment was appropriate for these loans at September 30, 2007 and December 31, 2007;

There were no payment option loans held for sale as of those dates and, accordingly, no adjustment was considered necessary.

•	The steps you are taking as a result of the decrease in the demand of payment option loans in the secondary market; and

Securities and Exchange Commission

April 11, 2008

Our last sale of option ARMs was completed on March 26, 2007. Option ARM loans that we sold in the twelve-month period ended March 31, 2007 accounted for approximately 30% of our total option ARM loan production in that period. All other option ARM production was placed into the portfolio and held for investment. During fiscal 2007, we continued to originate option ARM loans, but the underwriting guidelines were further tightened to enhance credit quality.

In concert with the decrease in demand for payment option loans in the secondary market, the Company has shifted its focus to originating production for sale to the government sponsored mortgage entities.

•	The extent to which you have transferred any payment options loans from held for sale back to your portfolio.

In fiscal year 2007, we transferred a total of $37.8 million in loans from loans held for sale to loans held in portfolio. Of the total transfers in fiscal 2007, $733 thousand were loans other than payment option loans.

Schedule 14A

Cash Bonuses, page 15

30. Here and for stock options and restricted stock awards, in future filings, where the committee uses targets to award the different types of executive compensation, please provide the actual targets. Please note that target quantification and your textual description of compensation should encompass the minimum-maximum concepts described in the table on page 19. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

As indicated on page 15 of the proxy statement under “Cash Bonuses,” annual bonuses awarded for fiscal 2007 to named executive officers other than the COO and CEO were determined at the discretion of the COO, the CEO and the Committee. While the annual bonus opportunity available to all of the Company’s executive officers was based on the same net income goal and individual goals related to each of their distinct area of responsibility, achievement of these goals did not mandate the bonus amount awarded to the executive officers. Up to 50% of each executive officer’s maximum bonus opportunity, which was set at approximately 40% of base salary, was targeted for payout based on the level of net income achieved by the Company for the fiscal year. The possible payout ranged from 0% to 150% of this targeted maximum, depending on the Company’s actual net income. However, this methodology was subject to the discretion of the Committee, and the Committee could determine to pay a higher or lower cash amount or a combination of cash and non-cash compensation. Accordingly, the cash bonus opportunity for named

Securities and Exchange Commission

April 11, 2008

executive officers other than the CEO and COO were not considered to be under an incentive plan. For fiscal 2007, the payout percentage calculated in accordance with this methodology was increased from 76% to 87% in the discretion of the COO, CEO and the Committee based on their subjective assessment of executive officer performance, the increased difficulty of achieving such performance as general economic conditions deteriorated throughout the year and the need to recognize and encourage the officers’ continued commitment to the Company in a difficult economic cycle and competitive conditions. The individual goals, which were based on operational responsibilities that were in most cases objectively determinable, were not set forth in a schedule or formula specifying a related compensation amount, but were used by the COO and the CEO to assess the executives’ performance, and, based on that assessment, the COO and CEO made subjective recommendations to the Committee. The Committee retained the discretion to determine the amount of this portion of the bonus to be paid and to pay such bonus in the form of non-cash compensation. For fiscal 2007, the bonus amount was paid in cash.

The Committee did not use performance targets in determining fiscal 2007 stock options for any executive officer, or in determining restricted stock awards for executive officers other than the COO and CEO.

The fiscal 2007 cash bonuses awarded to the COO and CEO were determined based on the level of achievement of goals set for the performance criteria identified on pages 16 and 17 of the proxy statement. The Committee retained discretion to reduce the amount of the bonus awards determined by the achievement of performance goals, but not to increase the amounts of such bonus awards. The Committee did not reduce the amounts of these awards for fiscal 2007. As indicated by the description of performance criteria on pages 15 through 17 of the proxy statement, these performance goals were designed to cover all of the items across the Company’s business lines deemed critical to achievement of the Company’s operations, net income and earnings per share goals for the fiscal year, and considered important to increasing both stockholder value and the value of the Company as an operating enterprise. In the case of the COO, 100% of his maximum cash bonus opportunity and fiscal 2007 performance-based restricted stock award could be earned if the Company achieved the highest targeted level of net income or earnings per share. Alternatively, (i) from 0% to approximately 43% of his maximum cash bonus opportunity and from 0% to up to 50% of his fiscal 2007 performance-based restricted stock award could be earned depending on the level of net income or earnings per share achieved by the Company and (ii) from 0% to approximately 57% of his maximum cash bonus opportunity and from 0% to 50% of his fiscal 2007 performance-based restricted stock award could be earned depending on the Company’s overall achievement performance on the aggregate of the remaining performance goals. The payout could be made under either alternative, whichever was higher, but not under both. For 2007, the COO’s cash bonus and restricted stock awards were made under the alternative calculation. In the case of the CEO, from 0% to 100% of his maximum cash bonus opportunity and up to one-third of his fiscal 2007 performance-based restricted stock award could be earned if the Company achieved the highest targeted level of net income or earnings per share. In the alternative, from 0% to 100% of his maximum cash bonus opportunity and up to one-third of his fiscal 2007 performance-based restricted stock award could be earned depending on the Company’s performance on the aggregate of the remaining performance goals. The payout could be made under either alternative, whichever was higher, but not under both. The second one-third portion of the CEO’s fiscal 2007 performance-based restricted stock award could be earned depending on the achievement of goals for assets to be reached by the end of fiscal 2007, while the third portion could be earned if the Company’s publicly-traded common stock attained a certain price level for a specified number of trading days by September 30, 2008.

Securities and Exchange Commission

April 11, 2008

The fiscal 2007 quarterly cash bonuses awarded to the CEO were determined based on the level of achievement of goals set for the performance criteria identified on page 17 of the proxy statement. The Committee retained discretion to reduce the amount of the bonus awards determined according to the achievement of performance goals, but not to increase the amounts of such bonus awards. The Committee did not reduce the amounts of these awards for any quarter of fiscal 2007. As indicated by the description of performance criteria on page 17 of the proxy statement, these performance goals were designed to cover items across the Company’s business lines that are critical to achievement of the Company’s operations, net income and earnings per share goals for the fiscal year, and considered important to increasing both stockholder value and the value of Company as an operating enterprise. From 0% to 100% of the maximum quarterly cash bonus opportunity could be earned if the Company achieved specified levels of net income or earnings per share. In the alternative, from 0% to 100% of the maximum quarterly cash bonus opportunity could be earned depending on the Company’s overall performance on the aggregate of the remaining performance goals. The payout could be made under either alternative, whichever was higher, but not under both.

The Company has not publicly disclosed the targeted measurement levels used in the performance goals set for its executive officers due to the potential for competitive harm. The goals are based on the Company’s business plan and budget for the fiscal year. The budget is not made public by the Company, and disclosure of the goals derived from the budget would cause the Company competitive harm by revealing important proprietary details about how the Company planned to quantitatively allocate its resources and the estimated projections for how those strategies might affect income, expenses and profits. The Company does not give quarterly or annual guidance as to its net income, earnings per share or any other financial metric. Over time, disclosure of the quarterly targets for the quarterly cash bonuses awarded to the CEO as well as the annual targets for the CEO and the COO would provide information that could be used by competitors to identify areas on which the Company focuses over the year or predict future areas of focus. For example, disclosure of the production levels upon which incentives are based. Competitors would be able to use that information both on a forward-looking basis and from a period to period historical analysis of the Company’s plans, results and adjusted targets, to copy BankUnited’s business model and impede the Company’s strategies. Information on performance goals could also be used by the Company’s customers in a manner that adversely affects the Company in negotiations, particularly in comparison to competitors who are not required to publicly disclose such information. In addition, and perhaps of most immediate concern, published information on performance goals would be quickly used by competitors in attempts to recruit BankUnited’s executive officers and their teams. For example disclosure of the performance targets and the components of executive’s bonus, could be used by a competitor to easily devise a more lucrative compensation package with which to recruit the Executive. The south Florida region is a highly competitive market for banking institutions. BankUnited is the largest bank headquartered in the state based on asset size, and its executive officers have an average of over 25 years of banking experience in the region. The Company is a constant target for competitors seeking to recruit talented personnel as they expand their operations in the area. If the quantitative goals based on the budget were publicly available, these competitors would be able to use such disclosures to enhance their competing offers of employment. Management believes that, if the Company were forced to publicly disclose the

Securities and Exchange Commission

April 11, 2008

quantitative targets used in setting executive officer performance goals, the methodology used for compensating executive officers would have to be changed to one which did not tie performance goals to the Company’s business plan and budget. Such change would not be in the best interests of stockholders because it would not relate compensation to the achievement of critical operational results.

As indicated in the proxy statement, the performance goals set for executive officers have been deemed challenging and substantially uncertain of achievement at the time that they were set. In future proxy statements the Company will provide disclosures substantially as set forth in this paragraph to the extent that the Company continues to believe that the performance goals continue to be sensitive information the disclosure of which would cause the Company competitive harm. For fiscal 2007, 2006 and 2005, the COO earned 77%, 83% and 18% of his maximum annual cash bonus opportunity pursuant to performance goals, and the CEO earned 94%, 100% and 80% of his maximum annual cash bonus opportunity pursuant to performance goals. For fiscal 2007, 2006 and 2005, the CEO earned approximately 75%, 92% and 100% of the maximum aggregate quarterly cash bonuses that could have been earned pursuant to performance goals. Prior to October 2005, the awards of restricted stock made to the COO required vesting over time, but were not dependent on the achievement of pre-set performance goals. For fiscal 2007 and 2006, the COO earned 89% and 100% of his performance based restricted stock awards. For fiscal 2007, 2006 and 2005, the CEO earned 67%, 100% and 80% of the performance based restricted stock awards for which the performance period has expired. The performance period for one-third of the CEO’s fiscal 2007 restricted stock award will not expire until September 30, 2008, but it is not at this time expected that performance goal will be achieved.

Securities and Exchange Commission

April 11, 2008

31. In future filings, please disclose the methodology used by the committee to determine the individual, stock option awards made to the named executive officers. Please refer to Item 402(b)(l)(v) of Regulation S-K.

We respectfully direct the Staff to page 18 of the proxy statement for a description of the methodology used in determining stock option awards, supplemented as follows. In future filings, we will continue our efforts to provide a clear and comprehensive description of the methodology used. The stock option awards made to executive officers other than the COO and CEO for fiscal 2007 were determined in the discretion of the COO, the CEO and the Committee. The amounts of the awards were not specified by the outcome of performance goals. The factors considered included subjective assessment of each executive’s overall performance for the fiscal year, the need to provide long-term equity-based incentive awards that could help to retain the executives in a highly competitive market and the need to control the Company’s expenses in the context of a deteriorating economy. The amount of equity compensation-based expense that the Company would recognize for these officers for fiscal 2007 was determined, and this aggregate expense was allocated among officers based on 75% of their base salary. The value allocated to each officer was then allocated equally between restricted stock awards and stock option awards, and the number of shares subject to each award was calculated based on the estimated value of option and restricted stock awards as of the date of grant. The stock option awards made to the COO and CEO in fiscal 2007 were determined in the discretion of the Committee. The Committee endeavored to reduce the expense of these awards, compared to the previous year’s awards, by at least 25%, based on estimated valuations as of the date of grant, while at the same time recognizing that the lower market price of the Company’s common stock on the date of grant would result in a larger number of shares subject to the award. As a result, the estimated values of the option awards to the COO and CEO represented decreases of 55% and 27%, respectively, while the number of shares granted pursuant to the awards increased by approximately 150% and 50%, respectively.

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This is to confirm that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should have any questions please contact Joe Gleason at (305) 818-8603, or Tim Harris at (305) 698-4159.

Sincerely,

Humberto L. Lopez

Senior Executive Vice President

and Chief Financial Officer

CC:	Mr. Matthew Komar

Mr. Kevin Vaughn